UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM T-3

(Amendment No. 3)

FOR APPLICATIONS FOR QUALIFICATION OF INDENTURES
UNDER THE TRUST INDENTURE ACT OF 1939

AYR Wellness Inc.

(Name of Applicants)*

2601 South Bayshore Drive, Suite 900
Miami, Florida 33133

(Address of Principal Executive Offices)

SECURITIES TO BE ISSUED UNDER THE
INDENTURE TO BE QUALIFIED

Title of Class	Amount
13% Senior Secured Notes due December 10, 2026	$243,250,000

Approximate date of proposed public offering:
On the Effective Date under the Plan (as defined herein) or as soon as practicable thereafter.

Name and registered address of agent for service: C T Corporation System 1015 15th Street N.W., Suite 1000 Washington, DC 20005 (202) 572-3100	With copies to: Merritt S. Johnson Weil, Gotshal & Manges LLP 767 Fifth Avenue New York, New York 10153 (212) 310-8000

The Applicants hereby amend this Application for Qualification on such date or dates as may be necessary to delay its effectiveness until (i) the 20th day after the filing of an amendment which specifically states that it shall supersede this Application for Qualification, or (ii) such date as the Securities and Exchange Commission, acting pursuant to Section 307(c) of the Trust Indenture Act of 1939 (the “Trust Indenture Act”), may determine upon the written request of the Applicants.

*	The Guarantors and Issuer listed on the Form T-3 are also included in this Application as Applicants.

GENERAL

1.	General Information.

AYR Wellness Inc. (the “Parent Guarantor”) is a Canadian corporation in the cannabis industry with operations in certain States of the United States. The Parent Guarantor, through its subsidiaries and affiliates, holds, operates and manages licenses and permits in the States of Florida, Massachusetts, Nevada, New Jersey, Ohio, Pennsylvania, Illinois, and Connecticut. Ayr Wellness Canada Holdings Inc. (the “Issuer”) is a Canadian corporation wholly-owned by the Parent Guarantor.

The guarantors identified below (the “Guarantors” and, together with the Parent Guarantor and the Issuer, the “Applicants”) have the following forms of organization and jurisdictions of formation or incorporation. The Guarantors are wholly-owned subsidiaries of the Parent Guarantor.

Applicant	Form	Jurisdiction
AYR Wellness Inc.	Corporation	British Columbia, Canada
Ayr Wellness Canada Holdings Inc.	Corporation	Ontario, Canada
242 Cannabis, LLC	Limited Liability Company	Florida
AYR NJ LLC	Limited Liability Company	Nevada
AYR Ohio LLC	Limited Liability Company	Ohio
AYR Wellness Holdings LLC	Limited Liability Company	Nevada
AYR Wellness NJ, LLC	Limited Liability Company	New Jersey
BP Solutions LLC	Limited Liability Company	Nevada
Cannapunch of Nevada LLC	Limited Liability Company	Nevada
CannTech PA, LLC	Limited Liability Company	Delaware
CSAC Acquisition AZ Corp.	Corporation	Nevada
CSAC Acquisition Connecticut LLC	Limited Liability Company	Nevada
CSAC Acquisition FL Corp.	Corporation	Nevada
CSAC Acquisition IL Corp.	Corporation	Nevada
CSAC Acquisition IL II Corp.	Corporation	Nevada
CSAC Acquisition Inc.	Corporation	Nevada
CSAC Acquisition MA Corp.	Corporation	Nevada
CSAC Acquisition MA II Corp.	Corporation	Nevada
CSAC Acquisition NJ Corp.	Corporation	Nevada
CSAC Acquisition NV Corp.	Corporation	Nevada
CSAC Acquisition NY Corp.	Corporation	New York
CSAC Acquisition PA Corp.	Corporation	Nevada
CSAC Acquisition PA II Corp.	Corporation	Nevada
CSAC Acquisition TX Corp	Corporation	Texas
CSAC Holdings Inc.	Corporation	Nevada
CSAC Ohio, LLC	Limited Liability Company	Ohio
Cultivauna, LLC d/b/a Levia	Limited Liability Company	Massachusetts
DFMMJ Investments, LLC d/b/a AYR Cannabis Dispensary	Limited Liability Company	Florida
DocHouse, LLC	Limited Liability Company	Pennsylvania
DWC Investments, LLC	Limited Liability Company	Nevada
Eskar LLC	Limited Liability Company	Massachusetts
Green Light Holdings LLC	Limited Liability Company	Wyoming

Applicant	Form	Jurisdiction
Green Light Management, LLC	Limited Liability Company	Ohio
Herbal Remedies Dispensaries, LLC	Limited Liability Company	Illinois
Klymb Project Management, Inc.	Corporation	Nevada
Kynd-Strainz LLC	Limited Liability Company	Nevada
Land of Lincoln Dispensary LLC	Limited Liability Company	Illinois
Lemon Aide LLC	Limited Liability Company	Nevada
Livfree Wellness LLC	Limited Liability Company	Nevada
Mercer Strategies FL, LLC	Limited Liability Company	Nevada
Mercer Strategies MA, LLC	Limited Liability Company	Nevada
Mercer Strategies PA, LLC	Limited Liability Company	Nevada
PA Natural Medicine LLC	Limited Liability Company	Pennsylvania
Parker RE MA, LLC	Limited Liability Company	Nevada
Parker RE PA, LLC	Limited Liability Company	Nevada
Parker Solutions FL, LLC	Limited Liability Company	Nevada
Parker Solutions IL, LLC	Limited Liability Company	Nevada
Parker Solutions MA LLC	Limited Liability Company	Nevada
Parker Solutions NJ LLC	Limited Liability Company	New Jersey
Parker Solutions OH, LLC	Limited Liability Company	Nevada
Parker Solutions PA, LLC	Limited Liability Company	Nevada
Sira Naturals, Inc.	Corporation	Massachusetts
Tahoe Capital Company	Corporation	Nevada
Tahoe Hydroponics Company, LLC	Limited Liability Company	Nevada
Tahoe-Reno Botanicals, LLC	Limited Liability Company	Nevada
Tahoe-Reno Extractions, LLC	Limited Liability Company	Nevada

2.	Securities Act Exemption Applicable.

In connection with certain transactions (collectively, the “Transactions”) to be implemented by way of an arrangement (the “Arrangement”) pursuant to a plan of arrangement (the “Plan”) under Section 192 of the Canada Business Corporations Act, all of the Parent Guarantor’s outstanding 12.5% Senior Secured Notes due December 10, 2024 of (the “Existing Notes”), in the aggregate principal amount of approximately $243.25 million, will be exchanged on the implementation date of the Plan (the “Effective Date”) for (a) the Issuer’s 13.00% Senior Secured Notes due 2026, in the aggregate principal amount of approximately $243.25 million (the “New 2026 Exchange Notes”) pursuant to that certain amended and restated indenture, the form of which is filed hereto as Exhibit T3C (the “A&R Indenture”), among the Parent Guarantor, the Issuer and Odyssey Trust Company, as trustee, and (b) a total of 29,040,140 Subordinate Voting, Limited Voting and Restricted Voting Shares of the Parent Guarantor, in each case, to holders of the Existing Notes (“Senior Noteholders”).

The New 2026 Exchange Notes will be issued by the Issuer and guaranteed by the Parent Guarantor and the Guarantors, all as further described in the Company’s Management Information Circular (the “Information Circular”), attached hereto as Exhibit  T3E-3. Capitalized terms used herein that are not otherwise defined herein shall have the meanings ascribed to such terms in the Information Circular. Unless otherwise stated, all monetary amounts contained herein are expressed in U.S. dollars.

Registration of the New 2026 Exchange Notes under the Securities Act of 1933, as amended (the “Securities Act”), is not required by reason of Section 3(a)(10) of the Securities Act (“Section 3(a)(10)”). Section 3(a)(10) exempts from the general requirement of registration under the Securities Act securities issued in exchange for one or more bona fide outstanding securities, claims or property interests, or partly in such exchange and partly for cash, where the terms and conditions of the issuance and exchange are approved by a court or other governmental authority that is expressly authorized by law to grant such approval, after a hearing upon the fairness of such terms and conditions of such issuance and exchange at which all persons to whom the securities will be issued in such exchange have the right to appear.

The three main elements of the Section 3(a)(10) exemption are (a) an exchange of outstanding securities, claims or property interests, (b) a fairness hearing and (c) court approval of the issuances of securities in exchange for securities, claims or property interests. As described below and in the Information Circular, each of these elements has been satisfied in connection with the issuance of the New 2026 Exchange Notes.

(a)	Exchange

Pursuant to the Arrangement, the New 2026 Exchange Notes will be issued in exchange for the Existing Notes as more fully described in the Information Circular, filed hereto as Exhibit T3E-3.

(b)	Fairness Hearing

On November 15, 2023, the Ontario Superior Court of Justice (Commercial List) (the “Court”) granted an Interim Order (the “Interim Order”), which, among other things, authorized: (a) the Parent Guarantor to send the Information Circular to, among others, the holders of the Existing Notes and (b) the calling and holding of the Special Meeting of Senior Noteholders in order for the Senior Noteholders to consider and vote upon the Arrangement to implement the Transactions. The Interim Order is attached hereto as Exhibit T3D-1. The Special Meeting of Senior Noteholders took place on December 15, 2023 at 10:00 a.m. (Toronto time). The hearing seeking the Court’s approval of the Arrangement, including that the terms and conditions of the Arrangement are fair to those to whom securities will be issued, was held by the Court on December 19, 2023 at 10:00 a.m. (Toronto time). The hearing was open to all persons holding the Existing Notes. Such persons had the right to appear at the hearing and to present evidence or testimony with respect to the fairness of the Arrangement. Measures were taken pursuant to the Interim Order to provide relevant information and adequate and timely notice of the right to appear to the holders of the Existing Notes, including circulation of the Information Circular, and there was no improper impediments to appearance by those persons at the hearing.

(c)	Court Approval

On December 22, 2023, the Court approved the Arrangement as fair and resonable and issued the final order (the “Final Order”). The Final Order is attached hereto as Exhibit T3D-2. The Court was advised that its ruling will be the basis for claiming an exemption from registration under the Securities Act by reason of the exemption afforded by Section 3(a)(10) thereof.

AFFILIATIONS

3.	Affiliates.

Certain directors and executive officers of the Applicants may also be deemed to be “affiliates” of the Applicants by virtue of their positions with the Applicants. See Item 4, “Directors and Executive Officers.” The Guarantors and Issuer are all “affiliates” of the Parent Guarantor by virtue of each being wholly owned by the Parent Guarantor. The following is a list of all other affiliates of the Parent Guarantor as of the date of this Application.

Name of Affiliate	Jurisdiction
Mercer Park CB, L.P.(1)	Delaware

(1)	Jonathan Sandelman beneficially owns such securities, as Mercer Park CB, L.P. is a limited partnership of which Mercer Park CB GP, LLC is the general partner, and which is indirectly controlled by Mr. Sandelman.

MANAGEMENT AND CONTROL

4.	Directors and Executive Officers.

The following tables list the names and offices held by all directors and executive officers of each Applicant as of the date of this Application. The mailing address for each of the individuals listed in each of the tables for each of the entities set forth below is: 152928 Canada Inc., c/o Stikeman Elliott LLP, 5300 Commerce Court West, 199 Bay Street, Toronto, Ontario M5L 1B9.

AYR Wellness Inc.

Name	Office
Jonathan Sandelman	Executive Chair
Charles Miles	Director
Louis F. Karger	Director
Glenn Isaacson	Director
Joyce Johnson	Director
Michael Warren	Director
David Goubert	President and Chief Executive Officer
Brad Asher	Chief Financial Officer
Jamie Mendola	Head of Strategy and M&A
Anya Varga	Chief People Officer
Paul Fisher	Chief Transformation Officer

Ayr Wellness Canada Holdings Inc.

Name	Office
Andy Scott	Director
Paul Fisher	Director
Charles Miles	Director
Brad Asher	Chief Financial Officer and Secretary

242 Cannabis LLC

AYR NJ LLC

AYR Wellness Holdings LLC

DFMMJ Investments, LLC d/b/a AYR Cannabis Dispensary

Eskar LLC

Tahoe Hydroponics Company, LLC

Name	Office
Jonathan Sandelman	Manager and President
Charles Miles	Manager and Vice President
Paul Fisher	Manager and Vice President

AYR Ohio LLC

AYR Wellness NJ LLC

BP Solutions LLC

Cannapunch of Nevada LLC

Cultivauna, LLC d/b/a Levia

DWC Investments, LLC

Green Light Holdings, LLC

Green Light Management, LLC

Herbal Remedies Dispensaries, LLC

Kynd-Strainz LLC

Lemon Aide LLC

LivFree Wellness LLC

PA Natural Medicine LLC

Tahoe-Reno Botanicals, LLC

Tahoe-Reno Extractions, LLC

Name	Office
Jonathan Sandelman	Manager
Charles Miles	Manager
Paul Fisher	Manager

CannTech PA, LLC

Name	Office
Marla Bowie	Manager and President
Joyce Johnson	Manager and Vice President
Edward Miller	Manager and Vice President

CSAC Acquisition AZ Corp.

CSAC Acquisition IL II Corp.

CSAC Acquisition MA Corp.

CSAC Acquisition NY Corp.

CSAC Acquisition TX Corp.

Klymb Project Management, Inc.

Name	Office
Jonathan Sandelman	Director, President, Secretary and Treasurer
Charles Miles	Director and Vice President
Paul Fisher	Director and Vice President

CSAC Acquisition Connecticut LLC

Name	Office
Brad Asher	Manager

CSAC Acquisition FL Corp.

CSAC Acquisition IL Corp.

CSAC Acquisition MA II Corp.

CSAC Acquisition NV Corp.

Tahoe Capital Company

Name	Office
Jonathan Sandelman	Director and President
Charles Miles	Director and Treasurer
Paul Fisher	Director and Secretary

CSAC Acquisition NJ Corp.

Name	Office
Jonathan Sandelman	Director and President
Charles Miles	Director and Vice President
Paul Fisher	Director and Vice President

CSAC Acquisition Inc.

CSAC Holdings Inc.

Name	Office
Jonathan Sandelman	Director, President, Secretary and Treasurer
Charles Miles	Director and Vice President
Louis F. Karger	Director
Paul Fisher	Vice President

CSAC Acquisition PA Corp.

CSAC Acquisition PA II Corp.

Name	Office
Jonathan Sandelman	Director, President, Secretary and Treasurer

CSAC Ohio, LLC

Mercer Strategies FL, LLC

Mercer Strategies PA, LLC

Parker RE MA, LLC

Parker RE PA, LLC

Parker Solutions IL, LLC

Parker Solutions NJ, LLC

Parker Solutions OH, LLC

Parker Solutions PA, LLC

Name	Office
Jonathan Sandelman	Director, President, Secretary and Treasurer of LLC’s Sole Member
Charles Miles	Director and Vice President of LLC’s Sole Member
Louis F. Karger	Director of LLC’s Sole Member

DocHouse LLC

Name	Office
Jonathan Sandelman	Manager

Land of Lincoln Dispensary LLC

Name	Office
Jonathan Sandelman	President and Director of Sole Member
Charles Miles	Director and Vice President of Sole Member
Paul Fisher	Director and Vice President of Sole Member

Mercer Strategies MA, LLC

Parker Solutions FL, LLC

Name	Office
Jonathan Sandelman	Director and President of Sole Member
Charles Miles	Director and Treasurer of Sole Member
Paul Fisher	Director and Secretary of Sole Member

Parker Solutions MA, LLC

Name	Office
Jonathan Sandelman	Director of Sole Member
Eric Wardrop	Director of Sole Member
David S. Rosenberg	Director and President of Sole Member
Louis F. Karger	Director, Treasurer and Secretary of Sole Member

Sira Naturals, Inc.

Name	Office
Jonathan Sandelman	Director
Eric Wardrop	Director
David S. Rosenberg	Director and President
Louis F. Karger	Director, Treasurer and Secretary

5.	Principal Owners of Voting Securities.

The following tables list the persons owning 10% or more of the voting securities of the Applicants as of the date of this Application.

Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
AYR Wellness Inc.	Mercer Park CB, L.P.(1)	Equity Shares	36,218	0.06%
		Multiple Voting Shares	3,677,626	99.49%

(1)  The address of Mercer Park CB, L.P. is 595 Madison Ave., 20th Floor, New York, New York 10022.

Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Ayr Wellness Canada Holdings Inc.	AYR Wellness Inc.	Common Stock	1	100%
CSAC Acquisition AZ Corp.	CSAC Acquisition Inc.	Class A Voting Common Stock	50,709,569	100%
CSAC Acquisition IL Corp.	CSAC Acquisition Inc.	Class A Voting Common Stock	61,434,097	100%
CSAC Acquisition MA II Corp.	CSAC Acquisition Inc.	Class A Voting Common Stock	60,403,711	100%
CSAC Acquisition NJ Corp.	CSAC Acquisition Inc.	Class A Voting Common Stock	52,940,193	100%
CSAC Acquisition NV Corp.	CSAC Acquisition Inc.	Common Stock	1	100%
CSAC Acquisition PA Corp.	CSAC Acquisition Inc.	Class A Voting Common Stock	31,277,722	100%
CSAC Acquisition FL Corp.	CSAC Holdings Inc.	Common Stock	1,001	100%
CSAC Acquisition IL II Corp.	CSAC Acquisition Inc.	Common Stock	1	100%
CSAC Acquisition PA II Corp.	CSAC Acquisition Inc.	Common Stock	1	100%
CSAC Acquisition Inc.	CSAC Holdings Inc.	Class A Common Stock	24,572,583	100%
CSAC Acquisition MA Corp.	CSAC Acquisition Inc.	Common Stock	1	100%
CSAC Acquisition NY Corp.	CSAC Holdings Inc.	Common Stock	100	100%
CSAC Acquisition TX Corp.	CSAC Acquisition Inc.	Common Stock	100	100%
CSAC Holdings Inc.	AYR Wellness Holdings LLC	Common Stock	2	100%
Klymb Project Management, Inc.	CSAC Acquisition Inc.	Common Stock	1,000	100%
Sira Naturals, Inc.	CSAC Acquisition Inc.	Series A and B Common Stock	Series A: 100 Series B: 100	100%
Tahoe Capital Company	CSAC Acquisition NV Corp.	Common Stock	1,000,000	100%
242 Cannabis, LLC	CSAC Acquisition FL Corp.	Membership Interest	N/A	100%
AYR NJ LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
AYR Ohio LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
AYR Wellness Holdings LLC	AYR Wellness Inc.	Membership Interest	N/A	100%
AYR Wellness NJ, LLC	CSAC Acquisition NJ Corp.	Membership Interest	N/A	100%
BP Solutions LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Cannapunch of Nevada LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
CannTech PA, LLC	CSAC Acquisition PA Corp.	Membership Interest	N/A	100%
CSAC Acquisition Connecticut LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
CSAC Ohio, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Cultivauna, LLC d/b/a Levia	CSAC Acquisition MA II Corp.	Membership Interest	N/A	100%
DFMMJ Investments, LLC d/b/a AYR Cannabis Dispensary	CSAC Acquisition FL Corp.	Membership Interest	N/A	100%
DocHouse, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
DWC Investments, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Eskar LLC	Sira Naturals, Inc.	Membership Interest	N/A	100%
Green Light Holdings LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Green Light Management, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Herbal Remedies Dispensaries, LLC	CSAC Acquisition IL Corp.	Membership Interest	N/A	100%
Kynd-Strainz LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Land of Lincoln Dispensary LLC	AYR Wellness Inc.	Membership Interest	N/A	100%
Lemon Aide LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%

Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Livfree Wellness LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%

Name	Principal Owner of 10% or More of Voting Securities	Title of Class Owned	Amount Owned	Percentage of Voting Securities Owned
Mercer Strategies FL, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Mercer Strategies MA, LLC	CSAC Acquisition MA II Corp.	Membership Interest	N/A	100%
Mercer Strategies PA, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
PA Natural Medicine LLC	CSAC Acquisition PA II Corp.	Membership Interest	N/A	100%
Parker RE MA, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Parker RE PA, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Parker Solutions FL, LLC	CSAC Acquisition FL Corp.	Membership Interest	N/A	100%
Parker Solutions IL, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Parker Solutions MA LLC	Sira Naturals, Inc.	Membership Interest	N/A	100%
Parker Solutions NJ LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Parker Solutions OH, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Parker Solutions PA, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Tahoe Hydroponics Company, LLC	Tahoe Capital Company	Membership Interest	N/A	100%
Tahoe-Reno Botanicals, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%
Tahoe-Reno Extractions, LLC	CSAC Acquisition Inc.	Membership Interest	N/A	100%

UNDERWRITERS

6.	Underwriters.

(a)     The following table sets forth information regarding all persons who have acted as an underwriter of any securities of the Parent Guarantor outstanding on the date of the filing of this Application within three years prior to the date of the filing of this Application. No persons have acted as an underwriter of any securities outstanding of the Issuer or Guarantors.

Name	Mailing Address	Offering
Canaccord Genuity Corp.	161 Bay Street, Suite 3000 Toronto, Ontario M5J 2S1

January 2021 Canadian public offering of an aggregate of 4,600,000 Subordinate Voting Shares, Restricted Voting Shares or Limited Voting Shares at a price of C$34.25 per share (“January 2021 Offering”)

Private placement offering of the Existing Notes (“Private Placement Offering”)

Beacon Securities Limited	66 Wellington Street West, Suite 4050 Toronto, Ontario M5K 1H1	January 2021 Offering Private Placement Offering
Echelon Wealth Partners Inc.	1 Adelaide Street East, Suite 2100 Toronto, Ontario M5C 2V9	January 2021 Offering

Name	Mailing Address	Offering
Roth Canada, ULC	130 King Street West, Suite 1909 Toronto, Ontario M5X 1E3	January 2021 Offering
PI Financial Corp.	1900-666 Burrard Street Vancouver, British Columbia V6C 3N1	January 2021 Offering
Seaport Global Securities LLC	360 Madison Avenue, 21st Floor New York, New York 10017	Private Placement Offering

(b)     There is no proposed principal underwriter for the New 2026 Exchange Notes that are to be issued under the Indenture that is to be qualified under this Application.

CAPITAL SECURITIES

7.	Capitalization.

The following tables set forth certain information with respect to each authorized class of securities of the Applicants as of the date of this Application.

AYR Wellness Inc.

Title of Class	Number of Shares Authorized	Number of Shares Outstanding
Multiple Voting Shares	Unlimited	3,696,486
Subordinate Voting Shares	Unlimited	7,036,179
Restricted Voting Shares	Unlimited	3,339,693
Limited Voting Shares	Unlimited	53,972,194
Exchangeable Shares	Unlimited	9,665,707
Treasury Stock	Unlimited	(645,300)

The only securities outstanding for the Issuer and each Guarantor are the equity interests detailed in section 5 above.

INDENTURE SECURITIES

8.	Analysis of Indenture Provisions.

The New 2026 Exchanges Notes will be subject to the A&R Indenture. The following is a general description of certain provisions expected to be included in the A&R Indenture, and the description is qualified in its entirety by reference to the form of A&R Indenture filed hereto as Exhibit T3C. The Parent Guarantor and Issuer have not entered into the A&R Indenture as of the date of this filing, and the terms of the A&R Indenture are subject to change before it is executed. Capitalized terms used below and not defined herein have the meanings ascribed to them in the A&R Indenture.

Events of Default

Unless otherwise provided in a Supplemental Indenture relating to a particular series of Notes, an “Event of Default” means any one of the following events:

(a)	default for 30 days in the payment when due of interest on the Notes;

(b)	default in payment when due of the principal of, or premium, if any, on the Notes (whether at maturity, upon redemption or upon a required repurchase);

(c)	failure by the Issuer to comply with its obligations under Section 10.1 of the A&R Indenture;

(d)	failure by the Issuer for 30 days to comply with the provisions of Section 6.14 of the A&R Indenture or Section 6.15 of the A&R Indenture to the extent not described in Section 7.1(b) of the A&R Indenture;

(e)	failure by AYR Wellness or any of its Restricted Subsidiaries for 60 days (or 90 days in the case of a Reporting Failure) after written notice by the Trustee or Holders representing 51% or more of the aggregate principal amount of Notes outstanding to comply with any of the other agreements in the A&R Indenture;

(f)	default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any Indebtedness for money borrowed by AYR Wellness or any of its Restricted Subsidiaries (or the payment of which is Guaranteed by AYR Wellness or any of its Restricted Subsidiaries) whether such Indebtedness or Guarantee now exists, or is created after the Issue Date, if that default:

(A) (i) is caused by a failure to make any payment on such Indebtedness when due and after giving to the expiration of the grace period, if any, provided in such Indebtedness (a “Payment Default”); or (ii) results in the acceleration of such Indebtedness prior to its Stated Maturity, and, in each case, the principal amount of any such Indebtedness, together with the principal amount of any other such Indebtedness under which there has been a Payment Default, aggregates $5.0 million or more, or

(B)  is caused by a breach or default of any other covenant other than a Payment Default (“Non- Payment Default”), after giving effect to the expiration of the grace period, if any, provided that the principal amount of any such Indebtedness individually, or when taken together with the principal amount of any other such Indebtedness under which there has been a Non-Payment Default, aggregates to $10.0 million or more;

provided that, in each case (a) if any such Payment Default or Non-Payment Default is cured or waived or any such acceleration is rescinded, as the case may be, such Event of Default under the A&R Indenture and any consequential acceleration of the Notes shall be automatically rescinded, so long as such rescission does not conflict with any judgement or decree and (b) any Non- Payment Default arising from any valid assertion made by a Person who is not an Affiliate of the Issuer that the granting of Liens to the Trustee in collateral securing the those certain Vendor Takeback Notes specified on Schedule B-2 of the A&R Indenture (“Specified Seller Notes”) breaches a prohibition (if any) on granting such Liens contained in the definitive documentation governing such Specified Seller Notes shall not constitute an Event of Default;

(g)	failure by AYR Wellness or any of its Restricted Subsidiaries to pay final non-appealable judgments (to the extent such judgments are not paid or covered by in-force insurance provided by a reputable carrier that has the ability to perform and has acknowledged coverage in writing) aggregating in excess of $25.0 million, which judgments are not paid, discharged or stayed for a period of 60 days;

(h)	except as permitted by the A&R Indenture, any Guarantee is held in any judicial proceeding to be unenforceable or invalid or ceases for any reason to be in full force and effect or any Guarantor, or any Person acting on behalf of any such Guarantor, denies or disaffirms its obligations under its Guarantee;

(i)	AYR Wellness or any Restricted Subsidiary, pursuant to or within the meaning of any Bankruptcy Law:

(i)	commences a voluntary case or proceeding;

(ii)	applies for or consents to the entry of an order for relief against it in an involuntary case or proceeding;

(iii)	applies for or consents to the appointment of a custodian of it or for all or substantially all of its assets; or

(iv)	makes a general assignment for the benefit of its creditors;

(j)	a court of competent jurisdiction enters an order or decree under any Bankruptcy Law that:

(i)	is for relief against AYR Wellness or any Restricted Subsidiary debtor in an involuntary case or proceeding;

(ii)	appoints a custodian of AYR Wellness or any Restricted Subsidiary or a custodian for all or substantially all of the assets of AYR Wellness or any Restricted Subsidiary; or

(iii)	orders the liquidation of AYR Wellness or any Restricted Subsidiary;

and the order or decree remains unstayed and in effect for 60 consecutive days and, in the case of the insolvency of a Restricted Subsidiary, such Restricted Subsidiary remains a Restricted Subsidiary on such 60th day;

(k)	the Security Documents shall for any reason (other than pursuant to the terms thereof) cease to create a valid and perfected Lien on any material portion of the Collateral purported to be covered thereby and the Issuer or the applicable Guarantor does not take all steps required to provide the Collateral Trustee with a valid and perfected Lien against such Collateral within five (5) days of request therefor by the Collateral Trustee or the Trustee; and

(l)	either

(i)	a default (after the expiry of any grace period or cure period provided by applicable law or regulations) under the terms of one or more Material Permits that, individually or in the aggregate, has a Material Adverse Effect, or

(ii)	any agreement by the Issuer or a Restricted Subsidiary to surrender or terminate one or more Material Permits prior to the expiry date set out in such applicable Material Permit(s) that, individually or in the aggregate, has a Material Adverse Effect, unless such Material Permit(s) are replaced within 60 days by substantially similar Material Permit(s) on terms and conditions no more onerous or restrictive than the Material Permit(s) forfeited or terminated under subsections (i) or (ii) or such Material Permit(s) are to be renewed or replaced by the applicable regulatory authority in accordance with applicable law.

For greater certainty, for the purposes of Section 7.1 of the A&R Indenture, an Event of Default shall occur with respect to a series of Notes if such Event of Default relates to a Default in the payment of principal, premium (if any), or interest on such series of Notes, in which case references to “Notes” in Section 7.1 of the A&R Indenture shall refer to Notes of that particular series.

For the purposes of Article 7 of the A&R Indenture, where the Event of Default refers to an Event of Default with respect to a particular series of Notes as described in Section 7.1 of the A&R Indenture, then Article 7 of the A&R Indenture shall apply mutatis mutandis to the Notes of such series and references in Article 7 of the A&R Indenture to the “Notes” shall be deemed to be references to Notes of such particular series, as applicable.

Acceleration of Maturity; Rescission, Annulment and Waiver

(a)	If an Event of Default (other than as specified in Section 7.1(i) of the A&R Indenture or 7.1(j) of the A&R Indenture) occurs and is continuing, the Trustee or the Holders of not less than 51% in aggregate principal amount of the outstanding Notes may, and the Trustee at the request of such Holders shall, declare by notice in writing to the Issuer and (if given by the Holders) to the Trustee, the principal of (and premium, if any) and accrued and unpaid interest to the date of acceleration on, all of the outstanding Notes immediately due and payable and, upon any such declaration, all such amounts will become due and payable immediately.

If an Event of Default specified in Section 7.1(i) of the A&R Indenture or 7.1(j) of the A&R Indenture occurs and is continuing, then the principal of (and premium, if any) and accrued and unpaid interest on all of the outstanding Notes will thereupon become and be immediately due and payable without any declaration, notice or other action on the part of the Trustee or any Holder. However, the effect of such provision may be limited by applicable laws.

(b)	The Issuer shall deliver to the Trustee, within 10 days after the occurrence thereof, notice of any Payment Default or acceleration referred to in Section 7.1(f)(ii) of the A&R Indenture. In addition, for the avoidance of doubt, if an Event of Default specified in Section 7.1(b) of the A&R Indenture occurs in relation to a failure by the Issuer to comply with the provisions of Section 6.14 of the A&R Indenture, “premium” shall include, without duplication to any other amounts included in “premium” for these purposes, the excess of:

(i)	the Change of Control Payment that was required to be offered in accordance with Section 6.14 of the A&R Indenture, in the event such offer was not made, or, in the event such offer was made, the Change of Control Payment that was required to be paid in accordance with Section 6.14 of the A&R Indenture; over

(ii)	the principal amount of the Notes that were required to be subject to such offer or payment, as applicable.

(c)	At any time after a declaration of acceleration, but before a judgment or decree for payment of the money due has been obtained by the Trustee:

(i)	the Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Issuer, the Holders and the Trustee, may rescind and annul such declaration and its consequences if:

(A) all existing Events of Default, other than the non-payment of amounts of principal of (and premium, if any) or interest on the Notes that have become due solely by such declaration of acceleration, have been cured or waived; and

(B) such rescission would not conflict with any judgment or decree of a court of competent jurisdiction,

provided that if the Event of Default has occurred by reason of the nonobservance or non- performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of that series shall be entitled to exercise the foregoing power of rescission and the Trustee shall so act and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes; and (ii) the Trustee, so long as it has not become bound to declare the principal and interest on the Notes (or any of them) to be due and payable, or to obtain or enforce payment of the same, shall have the power to waive any Event of Default if, in the Trustee’s opinion, the same shall have been cured or adequate satisfaction made therefor, and in such event to rescind and annul such declaration and its consequences, provided that no such rescission shall affect any subsequent Default or impair any right consequent thereon.

(d)	Notwithstanding Section 7.2(a) of the A&R Indenture, in the event of a declaration of acceleration in respect of the Notes because an Event of Default specified in Section 7.1(f) of the A&R Indenture shall have occurred and be continuing, such declaration of acceleration shall be automatically annulled if the Indebtedness that is the subject of such Event of Default has been discharged or the holders thereof have rescinded their declaration of acceleration in respect of such Indebtedness, and written notice of such discharge or rescission, as the case may be, shall have been given to the Trustee by the Issuer and countersigned by the holders of such Indebtedness or a trustee, fiduciary or agent for such holders, within 30 days after such declaration of acceleration in respect of the Notes, and no other Event of Default has occurred during such 30 day period which has not been cured or waived during such period.

(e)	The Holders of a majority in aggregate principal amount of the outstanding Notes, by written notice to the Trustee, may on behalf of the Holders of all Notes waive any existing Default or Event of Default and its consequences under the A&R Indenture, except a Default or Event of Default in the payment of interest on, or principal (or premium, if any) of, Notes; provided that if the Default or Event of Default has occurred by reason of the non-observance or non-performance by the Issuer of any covenant applicable only to one or more series of Notes, then the Holders of a majority of the principal amount of the outstanding Notes of such series shall be entitled to waive such Default or Event of Default and it shall not be necessary to obtain a waiver from the Holders of any other series of Notes.

Notice of Event of Default

If an Event of Default shall occur and be continuing the Trustee shall, within 30 days after it receives written notice of the occurrence of such Event of Default, give notice of such Event of Default to the Holders in the manner provided in Section 14.2 of the A&R Indenture, provided that, notwithstanding the foregoing, unless the Trustee shall have been requested to do so by the Holders of at least 51% of the principal amount of the Notes then outstanding, the Trustee shall not be required to give such notice if and the Trustee in good faith shall have determined that the withholding of such notice is in the best interests of the Holders and shall have so advised the Issuer in writing. Notwithstanding the foregoing, notice relating to a Default or Event of Default relating to the payment of principal or interest shall not in any circumstances be withheld.

Statement by Officers

(a)	The Issuer shall deliver to the Trustee, within 120 days after the end of each of its fiscal years, a brief certificate from the principal executive officer, principal financial officer or principal accounting officer as to his or her knowledge of compliance by the Issuer and the Restricted Subsidiaries with all conditions and covenants in the A&R Indenture. For purposes of Section 7.20(a) of the A&R Indenture, such compliance shall be determined without regard to any period of grace or requirement of notice under the A&R Indenture.

(b)	Upon becoming aware of any Default or Event of Default, the Issuer shall promptly deliver to the Trustee by registered or certified mail or by facsimile transmission an Officers’ Certificate, specifying such event, notice or other action giving rise to such Default or Event of Default and the action that the Issuer or Restricted Subsidiary, as applicable, is taking or proposes to take with respect thereto.

Execution, Authentication and Delivery of Notes

(a)	All Notes shall be signed (either manually or by electronic or facsimile signature) by any two authorized directors or officers of the Issuer, holding office at the time of signing. An electronic or facsimile signature upon a Note shall for all purposes of the A&R Indenture be deemed to be the signature of the individual whose signature it purports to be. Notwithstanding that any individual whose signature, either manual or in facsimile or other electronic means, appears on a Note as a director or officer may no longer hold such office at the date of the Note or at the date of the authentication and delivery thereof, such Note shall be valid and binding upon the Issuer and the Holder thereof shall be entitled to the benefits of the A&R Indenture.

(b)	No Notes will be entitled to any right or benefit under the A&R Indenture or be valid or obligatory for any purpose unless such Notes have been authenticated by manual signature by or on behalf of the Trustee substantially in the form provided for herein or in the relevant Supplemental Indenture. Such authentication upon any Notes will be conclusive evidence, and the only evidence, that such Notes have been duly authenticated, issued and delivered and that the Holder is entitled to the benefits hereof.

(c)	Subject to the terms of the A&R Indenture, the Trustee shall from time to time authenticate one or more Notes (including Global Notes) for original issue on the issue date for any series of Notes upon and in accordance with an Issuer Order (an “Authentication Order”), without the Trustee receiving any consideration therefor. Each such Authentication Order shall specify the principal amount of such Notes to be authenticated and the date on which such Notes are to be authenticated. The aggregate principal amount of Notes outstanding at any time may not exceed the aggregate principal amount specified in the Authentication Orders except as provided in Section 2.10 of the A&R Indenture. Except as provided in Section 6.10 of the A&R Indenture, there is no limit on the amount of Notes that may be issued thereunder.

(d)	The certificate by or on behalf of the Trustee authenticating Notes will not be construed as a representation or warranty of the Trustee as to the validity of the A&R Indenture or of any Notes or their issuance (except the due authentication thereof by the Trustee) or as to the performance by the Issuer of its obligations under of the A&R Indenture or any Notes and the Trustee will be in no respect liable or answerable for the use made of the proceeds of such Notes. The certificate by or on behalf of the Trustee on Notes issued under the A&R Indenture will constitute a representation and warranty by the Trustee that such Notes have been duly authenticated by and on behalf of the Trustee pursuant to the provisions of the A&R Indenture.

Release of Guarantees

(a)	The Guarantee of a Guarantor will be automatically released:

(i)	in connection with any sale, assignment, transfer, conveyance or other disposition of all or substantially all of the assets of that Guarantor (including by way of merger, consolidation or otherwise), in one or more related transactions, to a Person that is not (either before or after giving effect to such transaction) the Issuer or a Restricted Subsidiary of AYR Wellness, if the sale or other disposition does not violate Section 6.15 of the A&R Indenture;

(ii)	in connection with any sale or other disposition of the Capital Stock of a Guarantor to a Person that is not (either before or after giving effect to such transaction) a Restricted Subsidiary of AYR Wellness after which such Guarantor is no longer a Subsidiary of the Issuer, if the sale of such Capital Stock of that Guarantor complies with Section 6.15 of the A&R Indenture;

(iii)	[reserved];

(iv)	upon payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes; or

(v)	upon Legal Defeasance, Covenant Defeasance or satisfaction and discharge of the A&R Indenture as provided above under Article 8 of the A&R Indenture.

(b)	The Trustee shall promptly execute and deliver a release together with all instruments and other documents reasonably requested by the Issuer or the applicable Restricted Subsidiary to evidence the release and termination of any Guarantee upon receipt of a request by the Issuer accompanied by an Officers’ Certificate certifying as to compliance with Section 13.2 of the A&R Indenture.

Release of Security

(a)	The Liens on the Collateral will be released in whole with respect to the Notes and the Security Documents, as applicable, upon the occurrence of any of the following:

(i)	payment in full in cash of the principal of, accrued and unpaid interest and premium (if any) on, the Notes;

(ii)	satisfaction and discharge of the A&R Indenture; or

(iii)	legal defeasance or covenant defeasance as set forth under Sections 8.3 of the A&R Indenture or 8.4 of the A&R Indenture,

provided that in each case, all amounts owing to the Trustee under the A&R Indenture and the Notes and to the Collateral Trustee under the Security Documents have been paid or otherwise provided for to the reasonable satisfaction of the Trustee and the Collateral Trustee, as applicable.

(b)	The Liens on the Collateral will automatically be released with respect to any asset constituting Collateral upon the occurrence of any of the following:

(i)	in connection with any disposition of such Collateral to any Person other than the Issuer (but excluding any transaction subject to the covenant described under Section 10.1 of the A&R Indenture if such other Person is required to become the obligor on the Notes) that is permitted by the A&R Indenture; or

(ii)	upon the sale or disposition of such Collateral pursuant to the exercise of any rights and remedies by the Collateral Trustee with respect to any Collateral, subject to the Security Documents.

To the extent required by the A&R Indenture (other than in relation to (ii) above), the Issuer will furnish to the Trustee, prior to each proposed release of Collateral under the A&R Indenture, an Officer’s Certificate and/or an opinion of counsel, each stating that all conditions to the release of the Liens on the Collateral have been satisfied.

Satisfaction and Discharge

The A&R Indenture will be discharged and will cease to be of further effect as to all Notes issued thereunder (except as to any surviving rights of registration of transfer or exchange of Notes expressly provided for therein), when

(a)	either:

(i)	all Notes that have been authenticated, except lost, stolen or destroyed Notes that have been replaced or paid and Notes for whose payment money has been deposited in trust and thereafter repaid to the Issuer, have been delivered to the Trustee for cancellation; or

(ii)	all Notes that have not been delivered to the Trustee for cancellation have become due and payable, including by redemption, by reason of the mailing of a Redemption Notice or otherwise or will become due and payable within one year and the Issuer or any Guarantor has irrevocably deposited or caused to be deposited with the Trustee as trust funds in trust solely for the benefit of the Holders, cash in U.S. dollars, non-callable Government Securities, or a combination thereof, in such amounts as will be sufficient, in the opinion of a nationally recognized investment bank, appraisal firm or firm of independent public accountants, without consideration of any reinvestment of interest, to pay and discharge the entire Indebtedness on the Notes not delivered to the Trustee for cancellation for principal, premium, if any, and accrued interest to the date of maturity or redemption;

(b)	no Default or Event of Default has occurred and is continuing on the date of the deposit (other than a Default or Event of Default resulting from the borrowing of funds to be applied to such deposit);

(c)	such deposit will not result in a breach or violation of, or constitute a default under, any material agreement or instrument (other than the A&R Indenture) to which the Issuer or any Guarantor is a party or by which the Issuer or any Guarantor is bound;

(d)	the Issuer or any Guarantor has paid or caused to be paid all sums payable by the Issuer under the A&R Indenture; and

(e)	the Issuer has delivered irrevocable written instructions to the Trustee under the A&R Indenture to apply the deposited money toward the payment of the Notes at maturity or the Redemption Date, as the case may be.

Notwithstanding the satisfaction and discharge of the A&R Indenture, if money has been deposited with the Trustee pursuant to Section 8.1(a)(ii) of the A&R Indenture, the provisions of Sections 8.7 and 8.8 A&R Indenture will survive.

Evidence and Authority to Trustee, Opinions, etc.

(a)	The Issuer shall furnish to the Trustee evidence of compliance with the conditions precedent provided for in the A&R Indenture relating to any action or step required or permitted to be taken by the Issuer or the Trustee under the A&R Indenture or as a result of any obligation imposed under the A&R Indenture, including without limitation, the authentication and delivery of Notes thereunder, the satisfaction and discharge of the A&R and the taking of any other action to be taken by the Trustee at the request of or on the application of the Issuer, forthwith if and when (a) such evidence is required by any other Section of the A&R Indenture to be furnished to the Trustee in accordance with the terms of Section 11.6 of the A&R Indenture, or (b) the Trustee, in the exercise of its rights and duties under the A&R Indenture, gives the Issuer written notice requiring it to furnish such evidence in relation to any particular action or obligation specified in such notice. Such evidence shall consist of:

(i)	an Officers’ Certificate, stating that any such condition precedent has been complied with in accordance with the terms of the A&R Indenture;

(ii)	in the case of a condition precedent the satisfaction of which is, by the terms of the A&R Indenture, made subject to review or examination by a solicitor, an Opinion of Counsel that such condition precedent has been complied with in accordance with the terms of the A&R Indenture; and

(iii)	in the case of any such condition precedent the satisfaction of which is subject to review or examination by auditors or accountants, an opinion or report of the Issuer’s Auditors whom the Trustee for such purposes hereby approves, that such condition precedent has been complied with in accordance with the terms of the A&R Indenture.

(b)	Whenever such evidence relates to a matter other than the authentication and delivery of Notes and the satisfaction and discharge of the A&R Indenture, and except as otherwise specifically provided herein, such evidence may consist of a report or opinion of any solicitor, auditor, accountant, engineer or appraiser or any other appraiser or any other individual whose qualifications give authority to a statement made by such individual, provided that if such report or opinion is furnished by a director, officer or employee of the Issuer it shall be in the form of a statutory declaration. Such evidence shall be, so far as appropriate, in accordance with Section 11.6(a) of the A&R Indenture.

(c)	Each statutory declaration, certificate, opinion or report with respect to compliance with a condition precedent provided for in the A&R Indenture shall include (i) a statement by the individual giving the evidence that he or she has read and is familiar with those provisions of the A&R Indenture relating to the condition precedent in question, (ii) a brief statement of the nature and scope of the examination or investigation upon which the statements or opinions contained in such evidence are based, (iii) a statement that, in the belief of the individual giving such evidence, he or she has made such examination or investigation as is necessary to enable him or her to make the statements or give the opinions contained or expressed therein, and (iv) a statement whether in the opinion of such individual the conditions precedent in question have been complied with or satisfied.

(d)	In addition to its obligations under Section 7.20 of the A&R Indenture, the Issuer shall furnish or cause to be furnished to the Trustee at any time if the Trustee reasonably so requires, an Officers’ Certificate certifying that the Issuer has complied with all covenants, conditions or other requirements contained in the A&R Indenture, the non-compliance with which would constitute a Default or an Event of Default, or if such is not the case, specifying the covenant, condition or other requirement which has not been complied with and giving particulars of such non- compliance. The Issuer shall, whenever the Trustee so requires, furnish the Trustee with evidence by way of statutory declaration, opinion, report or certificate as specified by the Trustee as to any action or step required or permitted to be taken by the Issuer or as a result of any obligation imposed by the A&R Indenture.

9.	Other Obligors.

No person, other than the Applicants, will be an obligor of the New Notes.

CONTENTS OF APPLICATION FOR QUALIFICATION

The application for qualification comprises:

(a)            Pages numbered 1 to 24, consecutively.

(b)            The statement of eligibility and qualification of the trustee under the indenture to be qualified.

(c)            The following Exhibits in addition to those filed as part of the statement of eligibility and qualification of the trustee:

Exhibit No.	Description
Exhibit T3A-1*	Certificate of Incorporation and Notice of Articles of AYR Wellness Inc. (incorporated by reference to Exhibit T3A-1 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-2*	Articles of Incorporation of Ayr Wellness Canada Holdings Inc. (incorporated by reference to Exhibit T3A-2 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-3*	Articles of Organization of 242 Cannabis, LLC (incorporated by reference to Exhibit T3A-3 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-4*	Articles of Organization of AYR NJ, LLC (incorporated by reference to Exhibit T3A-4 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-5*	Articles of Organization of AYR Ohio LLC (incorporated by reference to Exhibit T3A-5 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-6*	Articles of Organization of AYR Wellness Holdings LLC (incorporated by reference to Exhibit T3A-6 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-7*	Certificate of Formation of AYR Wellness NJ, LLC (incorporated by reference to Exhibit T3A-7 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-8*	Articles of Organization of BP Solutions LLC (incorporated by reference to Exhibit T3A-8 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-9*	Articles of Organization of Cannapunch of Nevada LLC (incorporated by reference to Exhibit T3A-9 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-10*	Certificate of Formation of CannTech PA, LLC (incorporated by reference to Exhibit T3A-10 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-11*	Amended and Restated Articles of Incorporation of CSAC Acquisition AZ Corp. (incorporated by reference to Exhibit T3A-11 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-12*	Articles of Organization of CSAC Acquisition Connecticut LLC (incorporated by reference to Exhibit T3A-12 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-13*	Articles of Incorporation of CSAC Acquisition FL Corp. (incorporated by reference to Exhibit T3A-13 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-14*	Amended and Restated Articles of Incorporation of CSAC Acquisition IL Corp. (incorporated by reference to Exhibit T3A-14 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-15*	Articles of Incorporation of CSAC Acquisition IL II Corp. (incorporated by reference to Exhibit T3A-15 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-16*	Articles of Incorporation of CSAC Acquisition Inc. (incorporated by reference to Exhibit T3A-16 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-17*	First Certificate of Amendment to the Articles of Incorporation of CSAC Acquisition Inc. (incorporated by reference to Exhibit T3A-17 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-18*	Second Certificate of Amendment to the Articles of Incorporation of CSAC Acquisition Inc. (incorporated by reference to Exhibit T3A-18 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-19*	Articles of Incorporation of CSAC Acquisition MA Corp. (incorporated by reference to Exhibit T3A-19 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-20*	Amended and Restated Articles of Incorporation of CSAC Acquisition MA II Corp. (incorporated by reference to Exhibit T3A-20 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-21*	Amended and Restated Articles of Incorporation of CSAC Acquisition NJ Corp. (incorporated by reference to Exhibit T3A-21 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-22*	Articles of Incorporation of CSAC Acquisition NV Corp. (incorporated by reference to Exhibit T3A-22 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-23*	Certificate of Incorporation of CSAC Acquisition NY Corp. (incorporated by reference to Exhibit T3A-23 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-24*	Amended and Restated Articles of Incorporation of CSAC Acquisition PA Corp. (incorporated by reference to Exhibit T3A-24 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-25*	Articles of Incorporation of CSAC Acquisition PA II Corp. (incorporated by reference to Exhibit T3A-25 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-26*	Certificate of Formation of CSAC Acquisition TX Corp. (incorporated by reference to Exhibit T3A-26 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-27*	Articles of Incorporation of CSAC Holdings Inc. (incorporated by reference to Exhibit T3A-27 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-28*	Articles of Organization of CSAC Ohio, LLC (incorporated by reference to Exhibit T3A-29 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-29*	Certificate of Organization of Cultivauna, LLC (incorporated by reference to Exhibit T3A-30 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-30*	Articles of Merger of DFMMJ Investments, LLC d/b/a AYR Cannabis Dispensary (incorporated by reference to Exhibit T3A-31 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-31*	Certificate of Organization of DocHouse, LLC (incorporated by reference to Exhibit T3A-32 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-32*	Articles of Organization of DWC Investments, LLC (incorporated by reference to Exhibit T3A-33 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-33*	Certificate of Organization of Eskar LLC (incorporated by reference to Exhibit T3A-34 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-34*	Articles of Organization of Green Light Holdings LLC (incorporated by reference to Exhibit T3A-35 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-35*	Articles of Organization of Green Light Management, LLC (incorporated by reference to Exhibit T3A-36 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-36*	Articles of Organization of Herbal Remedies Dispensaries, LLC (incorporated by reference to Exhibit T3A-37 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-37*	Articles of Incorporation of Klymb Project Management, Inc. (incorporated by reference to Exhibit T3A-38 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-38*	Articles of Organization of Kynd-Strainz LLC (incorporated by reference to Exhibit T3A-39 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-39*	Articles of Organization of Land of Lincoln Dispensary LLC (incorporated by reference to Exhibit T3A-40 to the Company’s Form T-3 filed on November 22, 2023)

Exhibit No.	Description
Exhibit T3A-40*	Articles of Organization of Lemon Aide LLC (incorporated by reference to Exhibit T3A-41 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-41*	Articles of Organization and Articles of Merger of Livfree Wellness LLC (incorporated by reference to Exhibit T3A-42 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-42*	Articles of Organization of Mercer Strategies FL, LLC (incorporated by reference to Exhibit T3A-43 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-43*	Articles of Organization of Mercer Strategies MA, LLC (incorporated by reference to Exhibit T3A-44 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-44*	Articles of Organization of Mercer Strategies PA, LLC (incorporated by reference to Exhibit T3A-45 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-45*	Certificate of Organization of PA Natural Medicine LLC (incorporated by reference to Exhibit T3A-46 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-46*	Certificate of Name Change of PA Natural Medicine LLC (incorporated by reference to Exhibit T3A-47 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-47*	Articles of Organization of Parker RE MA, LLC (incorporated by reference to Exhibit T3A-48 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-48*	Articles of Organization of Parker RE PA, LLC (incorporated by reference to Exhibit T3A-49 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-49*	Articles of Organization of Parker Solutions FL, LLC (incorporated by reference to Exhibit T3A-50 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-50*	Articles of Organization of Parker Solutions IL, LLC (incorporated by reference to Exhibit T3A-51 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-51*	Articles of Organization of Parker Solutions MA, LLC (incorporated by reference to Exhibit T3A-52 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-52*	Certificate of Formation of Parker Solutions NJ LLC (incorporated by reference to Exhibit T3A-53 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-53*	Articles of Organization of Parker Solutions OH, LLC (incorporated by reference to Exhibit T3A-54 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-54*	Articles of Organization of Parker Solutions PA, LLC (incorporated by reference to Exhibit T3A-55 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-55*	Articles of Organization of Sira Naturals, Inc. (incorporated by reference to Exhibit T3A-56 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-56*	Amendment to Articles of Organization of Sira Naturals, Inc. (incorporated by reference to Exhibit T3A-57 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-57*	Articles of Entity Conversion of Sira Naturals, Inc. (incorporated by reference to Exhibit T3A-58 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-58*	Articles of Incorporation of Tahoe Capital Company (incorporated by reference to Exhibit T3A-59 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-59*	Articles of Organization of Tahoe Hydroponics Company, LLC (incorporated by reference to Exhibit T3A-60 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-60*	Amendment to Articles of Organization of Tahoe Hydroponics Company, LLC (incorporated by reference to Exhibit T3A-61 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-61*	Articles of Organization of Tahoe-Reno Botanicals, LLC (incorporated by reference to Exhibit T3A-62 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3A-62*	Articles of Organization of Tahoe-Reno Extractions, LLC (incorporated by reference to Exhibit T3A-63 to the Company’s Form T-3 filed on November 22, 2023)
Exhibit T3B-1*	Bylaws of AYR Wellness Inc. (incorporated by reference to Exhibit T3B-1 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-2*	Bylaws of Ayr Wellness Canada Holdings Inc. (incorporated by reference to Exhibit T3B-2 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-3*	Amended and Restated Operating Agreement of 242 Cannabis, LLC (incorporated by reference to Exhibit T3B-3 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-4*	Operating Agreement of AYR NJ, LLC (incorporated by reference to Exhibit T3B-4 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-5*	Operating Agreement of AYR Ohio LLC (incorporated by reference to Exhibit T3B-5 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-6*	Operating Agreement of AYR Wellness Holdings LLC (incorporated by reference to Exhibit T3B-6 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-7*	Amended and Restated Operating Agreement of AYR Wellness NJ, LLC (incorporated by reference to Exhibit T3B-7 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-8*	Amended and Restated Operating Agreement of BP Solutions LLC (incorporated by reference to Exhibit T3B-8 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-9*	Amended and Restated Operating Agreement of Cannapunch of Nevada LLC (incorporated by reference to Exhibit T3B-9 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-10*	Amended and Restated Operating Agreement of CannTech PA, LLC (incorporated by reference to Exhibit T3B-10 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-11*	Bylaws of CSAC Acquisition AZ Corp. (incorporated by reference to Exhibit T3B-11 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-12*	Operating Agreement of CSAC Acquisition Connecticut LLC (incorporated by reference to Exhibit T3B-12 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-13*	Bylaws of CSAC Acquisition FL Corp. (incorporated by reference to Exhibit T3B-13 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-14*	Bylaws of CSAC Acquisition IL Corp. (incorporated by reference to Exhibit T3B-14 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-15*	Bylaws of CSAC Acquisition IL II Corp. (incorporated by reference to Exhibit T3B-15 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-16*	Bylaws of CSAC Acquisition Inc. (incorporated by reference to Exhibit T3B-16 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-17*	Bylaws of CSAC Acquisition MA Corp. (incorporated by reference to Exhibit T3B-17 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-18*	Bylaws of CSAC Acquisition MA II Corp. (incorporated by reference to Exhibit T3B-18 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-19*	Bylaws of CSAC Acquisition NJ Corp. (incorporated by reference to Exhibit T3B-19 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-20*	Bylaws of CSAC Acquisition NV Corp. (incorporated by reference to Exhibit T3B-20 to the Company’s Form T-3/A filed on November 22, 2023)

Exhibit No.	Description
Exhibit T3B-21*	Bylaws of CSAC Acquisition NY Corp. (incorporated by reference to Exhibit T3B-21 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-22*	Bylaws of CSAC Acquisition PA Corp. (incorporated by reference to Exhibit T3B-22 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-23*	Bylaws of CSAC Acquisition PA II Corp. (incorporated by reference to Exhibit T3B-23 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-24*	Bylaws of CSAC Acquisition TX Corp. (incorporated by reference to Exhibit T3B-24 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-25*	Bylaws of CSAC Holdings Inc. (incorporated by reference to Exhibit T3B-25 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-26*	Operating Agreement CSAC Ohio, LLC (incorporated by reference to Exhibit T3B-27 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-27*	Amended and Restated Operating Agreement of Cultivauna, LLC (incorporated by reference to Exhibit T3B-28 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-28*	Amended and Restated Operating Agreement of DFMMJ Investments, LLC d/b/a AYR Cannabis Dispensary (incorporated by reference to Exhibit T3B-29 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-29*	Amended and Restated Operating Agreement of DocHouse, LLC (incorporated by reference to Exhibit T3B-30 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-30*	Second Amended and Restated Operating Agreement of DWC Investments, LLC (incorporated by reference to Exhibit T3B-31 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-31*	Amended and Restated Operating Agreement of Eskar LLC (incorporated by reference to Exhibit T3B-32 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-32*	Amended and Restated Operating Agreement of Green Light Holdings LLC (incorporated by reference to Exhibit T3B-33 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-33*	Amended and Restated Operating Agreement of Green Light Management, LLC (incorporated by reference to Exhibit T3B-34 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-34*	Amended and Restated Operating Agreement of Herbal Remedies Dispensaries, LLC (incorporated by reference to Exhibit T3B-35 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-35*	Bylaws of Klymb Project Management, Inc. (incorporated by reference to Exhibit T3B-36 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-36*	Second Amended and Restated Operating Agreement of Kynd-Strainz LLC (incorporated by reference to Exhibit T3B-37 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-37	Amended and Restated Operating Agreement of Land of Lincoln Dispensary LLC.
Exhibit T3B-38*	Second Amended and Restated Operating Agreement of Lemon Aide LLC (incorporated by reference to Exhibit T3B-39 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-39*	Amended and Restated Operating Agreement of Livfree Wellness LLC (incorporated by reference to Exhibit T3B-40 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-40*	Operating Agreement of Mercer Strategies FL, LLC (incorporated by reference to Exhibit T3B-41 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-41*	Operating Agreement of Mercer Strategies MA, LLC (incorporated by reference to Exhibit T3B-42 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-42*	Operating Agreement of Mercer Strategies PA, LLC (incorporated by reference to Exhibit T3B-43 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-43*	Amended and Restated Operating Agreement of PA Natural Medicine LLC (incorporated by reference to Exhibit T3B-44 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-44*	Operating Agreement of Parker RE MA, LLC (incorporated by reference to Exhibit T3B-45 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-45*	Operating Agreement of Parker RE PA, LLC (incorporated by reference to Exhibit T3B-46 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-46*	Operating Agreement of Parker Solutions FL, LLC (incorporated by reference to Exhibit T3B-47 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-47*	Operating Agreement of Parker Solutions IL, LLC (incorporated by reference to Exhibit T3B-48 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-48*	Operating Agreement of Parker Solutions MA, LLC (incorporated by reference to Exhibit T3B-49 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-49*	Operating Agreement of Parker Solutions NJ LLC (incorporated by reference to Exhibit T3B-50 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-50*	Operating Agreement of Parker Solutions OH, LLC (incorporated by reference to Exhibit T3B-51 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-51*	Operating Agreement of Parker Solutions PA, LLC (incorporated by reference to Exhibit T3B-52 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-52*	Amended and Restated Bylaws of Sira Naturals, Inc. (incorporated by reference to Exhibit T3B-53 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-53*	Amendment No. 1 to the Amended and Restated Bylaws of Sira Naturals, Inc. (incorporated by reference to Exhibit T3B-54 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-54*	Bylaws of Tahoe Capital Company (incorporated by reference to Exhibit T3B-55 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-55*	Amended and Restated Operating Agreement of Tahoe Hydroponics Company, LLC (incorporated by reference to Exhibit T3B-56 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-56*	Second Amended and Restated Operating Agreement of Tahoe-Reno Botanicals, LLC (incorporated by reference to Exhibit T3B-57 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3B-57*	Second Amended and Restated Operating Agreement of Tahoe-Reno Extractions, LLC (incorporated by reference to Exhibit T3B-58 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3C*	Form of Amended and Restated Trust Indenture among AYR Wellness Inc., as parent guarantor, AYR Wellness Canada Holdings Inc., as issuer and Odyssey Trust Company, as Trustee (included in Exhibit T3E-3 hereto) (incorporated by reference to Exhibit T3C to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3D-1*	Interim Order of the Court (incorporated by reference to Exhibit T3D-1 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3D-2	Final Order of the Court

Exhibit No.	Description
Exhibit T3E-1*	Letter of Transmittal for Registered Holders of 12.50% Senior Secured Notes Due December 10, 2024 of AYR Wellness Inc. (incorporated by reference to Exhibit T3E-1 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3E-2*	Letter to the Shareholders of AYR Wellness Inc. (incorporated by reference to Exhibit T3E-2 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3E-3*	Management Information Circular of AYR Wellness Inc. and Ayr Wellness Canada Holdings Inc. for Holders of 12.50% Senior Secured Notes due December 10, 2024 to Consider a Proposed Plan of Arrangement (incorporated by reference to Exhibit T3E-3 to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit T3F*	Cross reference sheet showing the location in the Indenture of the provisions inserted therein pursuant to Section 310 through 318(a), inclusive, of the Trust Indenture Act (included in Exhibit T3E-3 hereto) (incorporated by reference to Exhibit T3F to the Company’s Form T-3/A filed on November 22, 2023)
Exhibit 25.1*	Statement of eligibility and qualification of the Trustee on Form T-6. (incorporated by reference to Exhibit 25.1 to the Company’s Form T-3/A filed on November 28, 2023)

*	Previously filed.

SIGNATURES

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below, a corporation organized and existing under the laws of Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on January 30, 2024.

AYR Wellness Inc.

Attest:	/s/ Brad Asher		By:	/s/ Jonathan Sandelman
	Name:	Brad Asher		Name:	Jonathan Sandelman
	Title:	Chief Financial Officer		Title:	Executive Chair

Pursuant to the requirements of the Trust Indenture Act of 1939, the applicant below, a corporation organized and existing under the laws of Canada, has duly caused this application to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on January 30, 2024.

Ayr Wellness Canada Holdings Inc.

Attest:	/s/ Brad Asher		By:	/s/ Charles Miles
	Name:	Brad Asher		Name:	Charles Miles
	Title:	Chief Financial Officer and Secretary		Title:	Director

Pursuant to the requirements of the Trust Indenture Act of 1939, the undersigned Guarantors have duly caused this application to be signed on their behalf by the undersigned, thereunto duly authorized:

242 Cannabis LLC
AYR NJ LLC
AYR Wellness Holdings LLC
DFMMJ Investments, LLC d/b/a AYR Cannabis Dispensary
Eskar LLC
Tahoe Hydroponics Company, LLC
AYR Ohio LLC
AYR Wellness NJ LLC
BP Solutions LLC
Cannapunch of Nevada LLC
Cultivauna, LLC d/b/a Levia
DWC Investments, LLC
Green Light Holdings, LLC
Green Light Management, LLC
Herbal Remedies Dispensaries, LLC
Kynd-Strainz LLC
Lemon Aide LLC
LivFree Wellness LLC
PA Natural Medicine LLC
Tahoe-Reno Botanicals, LLC
Tahoe-Reno Extractions, LLC

Attest:	/s/ Charles Miles		By:	/s/ Jonathan Sandelman
	Name:	Charles Miles		Name:	Jonathan Sandelman
	Title:	Manager		Title:	Manager

CannTech PA, LLC

Attest:	/s/ Joyce Johnson		By:	/s/ Marla Bowie
	Name:	Joyce Johnson		Name:	Marla Bowie
	Title:	Manager and Vice President		Title:	Manager and President

CSAC Acquisition AZ Corp.
CSAC Acquisition IL II Corp.
CSAC Acquisition MA Corp.
CSAC Acquisition NY Corp.
CSAC Acquisition TX Corp.
Klymb Project Management, Inc.
CSAC Acquisition FL Corp.
CSAC Acquisition IL Corp.
CSAC Acquisition MA II Corp.
CSAC Acquisition NV Corp.
Tahoe Capital Company
CSAC Acquisition NJ Corp.
CSAC Acquisition Inc.
CSAC Holdings Inc.
CSAC Ohio, LLC
Mercer Strategies FL, LLC
Mercer Strategies PA, LLC
Parker RE MA, LLC
Parker RE PA, LLC
Parker Solutions IL, LLC
Parker Solutions NJ, LLC
Parker Solutions OH, LLC
Parker Solutions PA, LLC

Attest:	/s/ Charles Miles		By:	/s/ Jonathan Sandelman
	Name:	Charles Miles		Name:	Jonathan Sandelman
	Title:	Director		Title:	Director

CSAC Acquisition Connecticut LLC

Attest:	/s/ Paul Fisher		By:	/s/ Brad Asher
	Name:	Paul Fisher		Name:	Brad Asher
	Title:	Vice President of Sole Member		Title:	Manager

CSAC Acquisition PA Corp.
CSAC Acquisition PA II Corp.

Attest:	/s/ Paul Fisher		By:	/s/ Jonathan Sandelman
	Name:	Paul Fisher		Name:	Jonathan Sandelman
	Title:	Vice President of Sole Member		Title:	President

DocHouse LLC

Attest:	/s/ Paul Fisher		By:	/s/ Jonathan Sandelman
	Name:	Paul Fisher		Name:	Jonathan Sandelman
	Title:	Vice President of Sole Member		Title:	Manager

Land of Lincoln Dispensary LLC

Attest:	/s/ Charles Miles		By:	/s/ Jonathan Sandelman
	Name:	Charles Miles		Name:	Jonathan Sandelman
	Title:	Director and Vice President of Sole Member		Title:	President and Director of Sole Member

Mercer Strategies MA, LLC
Parker Solutions FL, LLC

Attest:	/s/ Charles Miles		By:	/s/ Jonathan Sandelman
	Name:	Charles Miles		Name:	Jonathan Sandelman
	Title:	Director of Sole Member		Title:	Director of Sole Member

Parker Solutions MA, LLC

Attest:	/s/ Louis F. Karger		By:	/s/ Jonathan Sandelman
	Name:	Louis F. Karger		Name:	Jonathan Sandelman
	Title:	Director of Sole Member		Title:	Director of Sole Member

Sira Naturals, Inc.

Attest:	/s/ Louis F. Karger		By:	/s/ Jonathan Sandelman
	Name:	Louis F. Karger		Name:	Jonathan Sandelman
	Title:	Director		Title:	Director